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EXHIBIT 12.1

MIDSTATES PETROLEUM COMPANY, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND
PREFERRED DIVIDENDS
(In thousands, except ratios)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings available before fixed charges:
Pre-tax income (loss)	$(1,806,836)	$123,324	$(490,514)	$7,789	$16,657
Interest expense	151,832	129,691	77,179	11,711	2,094
Amortization of capitalized interest	23,960	4,961	10,683	1,050	615
Loan cost amortization	11,316	7,857	5,960	1,529	850
Portion of rental expense which represents interest factor	699	698	497	340	179

Total earnings available for fixed charges	$(1,619,029)	$266,531	$(396,195)	$22,419	$20,395

Interest expense	$151,832	$129,691	$77,179	$11,711	$2,094
Capitalized interest	4,859	12,415	32,245	11,175	2,600
Loan cost amortization	11,316	7,857	5,960	1,529	850
Portion of rental expense which represents interest factor	699	698	497	340	179

Total fixed charges	$168,706	$150,661	$115,881	$24,755	$5,723

Ratio of earnings to fixed charges	—	1.8x	—	—	3.6x

Insufficient coverage	$1,787,735	$—	$512,076	$2,336	$—

Total fixed charges	$168,706	$150,661	$115,881	$24,755	$5,723
Pre-tax preferred dividends(1)	23,545	30,863	38,588	10,844	—

Total fixed charges plus preferred dividends	$192,251	$181,524	$154,469	$35,599	$5,723

Ratio of earnings to combined fixed charges and preferred dividends	—	1.5x	—	—	3.6x

Insufficient coverage	$1,811,280	$—	$550,664	$13,180	$—

(1)
Prior to October 1, 2012, the Company did not have any preferred stock outstanding. Preferred dividends shown herein relate to the Company's Series A Mandatorily Convertible Preferred Stock ("Series A Preferred Stock") issued on October 1, 2012, which allows, at the Company's option, for the 8% annual dividend payment to be made either in cash or through an adjustment to the Series A Preferred Stock liquidation preference. Pre-tax preferred stock dividend amounts for the years ended December 31, 2015, 2014, 2013 and 2012 were calculated utilizing the Company's effective tax rate for the applicable periods (0.5%, 5.2%, 29.9% and 40.1%, respectively) and represent the notional dividend amount as though paid in cash, rather than through an adjustment to the Series A Preferred Stock liquidation preference.

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  EXHIBIT 12.1
MIDSTATES PETROLEUM COMPANY, INC. RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS (In thousands, except ratios)